Exhibit 99.1

Fairness Opinion – Volato Group Inc.

As of September 29, 2025

PRIVATE & CONFIDENTIAL

Prepared by:

December 8, 2025	PRIVATE AND CONFIDENTIAL

Board of Directors

Volato Group, Inc.

1954 Airport Road, Suite 124

Chamblee, GA 30341

RE: Houlihan Capital Fairness Opinion – Volato Group Inc.

Ladies and Gentlemen:

Houlihan Capital, LLC (“Houlihan Capital”) understands that Volato Group, Inc., and/or its affiliates, a Delaware corporation with securities listed on NYSE American (collectively, the “Client”, “SOAR”, “Volato”, or the “Company”) has executed a merger agreement dated July 28, 2025, whereby it will merge with M2i Global, Inc., a Nevada corporation (“MTWO” or “M2i Global”) in a reverse merger in exchange for the issuance of shares of SOAR common stock to MTWO shareholders (collectively, the “Transaction”).

Pursuant to an engagement letter dated August 6, 2025, the Board of Directors of the Company (the “Board”) engaged Houlihan Capital as its financial advisor to render a written opinion (the “Opinion”), whether or not favorable, to the Board as to whether, as of the date of such Opinion, the Transaction is fair to the shareholders of the Company from a financial point of view.

In completing our analysis for purposes of the Opinion set forth herein, Houlihan Capital’s investigation included, among other things, the following:

●	Held discussions with certain members of M2i Global senior management (“M2i Management”) and Volato senior management (“Volato Management”) regarding the Transaction, the historical performance of the Company (giving effect to the Transaction), and the future outlook for the Company;
●	Reviewed information provided by Client and Target, including, but not limited to:

◌	The Company’s latest reports on Form 10-Q and 10-K and other relevant public documents as filed with the Securities and Exchange Commission;
◌	Volato’s proforma capitalization, upon closing of the merger, as of September 2, 2025;
◌	The Amended and Restated Non-binding Letter of Intent by and between Volato Group, Inc., and M2i Global, Inc., dated June 9, 2025;
◌	The Agreement and Plan of Merger and Reorganization among: Volato Group, Inc.; Volato Merger Subsidiary, Inc.; and M2i Global, Inc., dated as of July 28, 2025;
◌	The M2i Platform Competition Analysis: National Platform and Site-Specific Comparison;
◌	The M2i Global, Inc., An Introduction presentation dated October 2024;
◌	The Volato board presentations dated May 19, 2025 and July 15, 2025;

●	Reviewed the industry in which the Target operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses; and
●	Developed indications of value for the Target using generally accepted valuation methodologies.

Our analyses contained herein are confidential. Our written opinion shall be used only (i) by the Board in evaluating the Transaction, (ii) in disclosure materials to holders of the common stock, (iii) in filings with the SEC (including the filing of the fairness opinion and the data and analysis presented by Houlihan Capital to the Board, and (iv) in any litigation pertaining to matters relating to the Transaction and covered in the opinion.

No opinion, counsel, or interpretation was intended or should be inferred with respect to matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Furthermore, the Opinion does not address any aspect of the Board’s recommendation to its shareholders with respect to the adoption of the Transaction or how any shareholder of the Company should vote with respect to such adoption or the statutory or other method by which the Company is seeking such vote in accordance with the terms of the Transaction, applicable law, and the Company’s organizational instruments.

This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and subject to the understanding that the obligations of Houlihan Capital and any of its affiliates in the Transaction are solely corporate obligations, and no officer, director, principal, employee, affiliate, or member of Houlihan Capital or their successors or assigns shall be subjected to any personal liability whatsoever (other than for intentional misconduct, fraud, or gross negligence), nor will any such claim be asserted by or on behalf of you or your affiliates against any such person with respect to the Opinion other than Houlihan Capital.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Target, nor, except as stated herein, have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from Company Management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading in any material respect for the purposes of the Opinion. We have not assumed responsibility for any independent verification of this information, nor have we assumed any obligation to verify this information. Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

Several analytical methodologies were considered, and a subset of those were employed, in arriving at the Opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Houlihan Capital did not attribute any particular weight to any single analysis or factor, but instead, made certain qualitative and subjective judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by us and in the context of the circumstances of the Transaction. Accordingly, Houlihan Capital believes that its analyses must be considered as a whole, because considering any portion of such analyses and factors, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the process underlying, and used by Houlihan Capital as support for, the conclusion set forth in the Opinion.

In our analysis and in connection with the preparation of the Opinion, Houlihan Capital has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. The Opinion, the analyses contained herein, and all conclusions drawn from such analyses are necessarily based upon market, economic and other conditions that exist and can be evaluated as of the date of this presentation.

The conclusions we have reached are based on all the analyses and factors presented herein taken as a whole and also on the application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment or qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the material that follows.

Our only opinion is the formal written opinion Houlihan Capital has expressed as to whether, as of the date of such Opinion, that the Transaction is fair to the shareholders of the Company from a financial point of view. The Opinion does not constitute a recommendation to proceed with the Transaction. Houlihan Capital was not requested to opine as to, and the Opinion does not address, the (i) underlying business decision of Company, its shareholders, or any other party to proceed with or effect the proposed Transaction, (ii) financial fairness of any aspect of the proposed Transaction not expressly addressed in the Opinion, (iii) terms of the Transaction (except with respect to financial fairness), including, without limitation, the closing conditions and any of the other provisions thereof, (iv) fairness of any portion or aspect of the proposed Transaction to the holders of any securities, creditors, or other constituencies of the Company, or any other party, other than those set forth in the Opinion, (v) relative corporate or other merits of the proposed Transaction as compared to any alternative business strategies that might exist for the Company, or (vi) tax, accounting, or legal consequences of the proposed Transaction to either the Company, its shareholders, or any other party.

Houlihan Capital, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Neither Houlihan Capital, nor any of its principals, has any ownership or other beneficial interests in the Company or Target and has provided no previous investment banking or consulting services to the Company or Target. Houlihan Capital has received and is receiving a fee from the Company relating to its services in providing this Opinion that is not contingent on the consummation of the proposed Transaction. In an engagement letter dated August 6, 2025, Client has agreed to indemnify Houlihan Capital for certain specified matters in connection with Houlihan Capital’s services.

Subject to the foregoing qualifications, assumptions, and limitations, as of the date hereof, it is Houlihan Capital’s opinion that the Transaction is fair to the shareholders of the Company from a financial point of view. The Opinion was unanimously approved by the Fairness Opinion Committee of Houlihan Capital.

Respectfully submitted,

Houlihan Capital, LLC